Exhibit 99.1

MINISO Announces Extraordinary General Meeting on January 17, 2025

GUANGZHOU, China, November 22, 2024 /PRNewswire/ -- MINISO Group Holding Limited (NYSE: MNSO; HKEX: 9896) ("MINISO", "MINISO Group" or the "Company"), a global value retailer offering a variety of trendy lifestyle products featuring IP design, today announced that it will hold an extraordinary general meeting of the Company's shareholders (the "EGM") at 11:00 a.m. Beijing time on January 17, 2025 at Flats B-D, 35/F, Plaza 88, 88 Yeung Uk Road, Tsuen Wan, the New Territories, Hong Kong, for the purposes of considering and, if thought fit, approving the proposed acquisition of shares of Yonghui Superstores Co., Ltd ("Yonghui"). As previously announced, in September 2024, a wholly owned PRC subsidiary of the Company entered into share purchase agreements with certain existing shareholders of Yonghui to acquire an aggregate of 29.4% of the issued and outstanding shares of Yonghui.

Holders of record of ordinary shares of the Company at the close of business on December 6, 2024, Hong Kong time, are entitled to notice of and to attend and vote at the EGM or any adjournment or postponement thereof. Holders of record of ADSs as of the close of business on December 6, 2024, New York time, who wish to exercise their voting rights for the underlying ordinary shares must give voting instructions directly to The Bank of New York Mellon, the depositary of the ADSs, if ADSs are held on the books and records of The Bank of New York Mellon, or indirectly through a bank, brokerage or other securities intermediary if the ADSs are held by any of them on behalf of holders, as the case may be.

Each of the proposed resolutions to be considered at the EGM is set forth in the notice of the EGM. The EGM notice and circular, the ballot, the form of proxy and other documents for the EGM are available on the Company's website at https://ir.miniso.com.

SHAREHOLDERS AND ADS HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE MATERIALS AND OTHER RELATED MATERIALS, AS THEY CONTAIN VOTING INSTRUCTIONS AND IMPORTANT INFORMATION ABOUT THE COMPANY, YONGHUI, THE PROPOSED TRANSACTION AND RELATED MATTERS.

About MINISO Group

MINISO Group is a global value retailer offering a variety of trendy lifestyle products featuring IP design. The Company serves consumers primarily through its large network of MINISO stores, and promotes a relaxing, treasure-hunting and engaging shopping experience full of delightful surprises that appeals to all demographics. Aesthetically pleasing design, quality and affordability are at the core of every product in MINISO's wide product portfolio, and the Company continually and frequently rolls out products with these qualities. Since the opening of its first store in China in 2013, the Company has built its flagship brand "MINISO" as a globally recognized retail brand and established a massive store network worldwide. For more information, please visit https://ir.miniso.com/.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "is/are likely to," "potential," "continue" or other similar expressions. MINISO may also make written or oral forward-looking statements in its periodic reports to the SEC and the HKEx, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about MINISO's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: MINISO's mission, goals and strategies; future business development, financial conditions and results of operations; the expected growth of the retail market and the market of branded variety retail of lifestyle products in China and globally; expectations regarding demand for and market acceptance of MINISO's products; expectations regarding MINISO's relationships with consumers, suppliers, MINISO Retail Partners, local distributors, and other business partners; competition in the industry; proposed use of proceeds; and relevant government policies and regulations relating to MINISO's business and the industry. Further information regarding these and other risks is included in MINISO's filings with the SEC and the HKEx. All information provided in this press release and in the attachments is as of the date of this press release, and MINISO undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact:

Email: ir@miniso.com

Phone: +86 (20) 36228788 Ext.8039